UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                -----------------

                                  SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                                 NCT Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62888Q109
                                 (CUSIP Number)

                                 Carole Salkind
               c/o Sills, Cummis, Radin, Tischman, Epstein & Gross
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (201) 643-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Carole Salkind

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                     (b)/ /
------------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------------
4. SOURCE OF FUNDS* PF (Except as noted in Item 3)
------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
------------------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER
 SHARES                         881,998,369 (a) (b)
BENEFICIALLY        8.   SHARED VOTING POWER
 OWNED BY                       204,300,000 (c)
 EACH               9.   SOLE DISPOSITIVE POWER
REPORTING                       881,998,369 (a) (b)
PERSON WITH         10.  SHARED DISPOSITIVE POWER
                                204,300,000 (c)
------------------------------------------------------------------------
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,100,203,369 (a) (b) (c) (d)
-----------------------------------------------------------------------
12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /
------------------------------------------------------------------------
13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.1%
------------------------------------------------------------------------
14.TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acme Associates, Inc. 020546910

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) /X/
                                                     (b) / /
------------------------------------------------------------------------
3. SEC USE ONLY
------------------------------------------------------------------------
5. SOURCE OF FUNDS* OO (Except as noted in Item 3)
------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                / /
------------------------------------------------------------------------
7. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
------------------------------------------------------------------------
NUMBER OF           7.     SOLE VOTING POWER
 SHARES                           88,250,000 (e)
BENEFICIALLY        8.     SHARED VOTING POWER
 OWNED BY                         -0-
 EACH               9.     SOLE DISPOSITIVE POWER
REPORTING                         88,250,000 (e)
PERSON WITH         10.     SHARED DISPOSITIVE POWER
                                  -0-
------------------------------------------------------------------------
12. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,250,000
    (e)
-----------------------------------------------------------------------
13. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     / /
------------------------------------------------------------------------
14. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
------------------------------------------------------------------------
15. TYPE OF REPORTING PERSON*
    CO
------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnotes

(a) Assumes the conversion in full of NCT Group, Inc. ("NCT" or the "Issuer") secured convertible notes in the aggregate principal amount of $27,632,896 held by Carole Salkind as of October 3, 2003 along with accrued interest (an aggregate amount of $1,201,221 calculated at the stated rate of 8% until maturity and at the default rate of 13% for notes in default, if applicable) and default penalty (10% of the principal in default), if applicable. The notes are convertible into NCT common stock at any time from issuance until maturity at the fixed conversion prices outlined in the table below. At Carole Salkind's election, the notes may be exchanged for shares of common stock of any of NCT's subsidiaries (except Pro Tech Communications, Inc.) that makes a public offering of its common stock (at the public offering price thereof). The above calculations are based upon an assumption that a conversion notice was delivered on October 3, 2003. Interest was calculated on all of the notes at the rate of 8.0% per annum from issuance through October 3, 2003 or the respective maturity dates, if earlier. To date, one note has been converted or exchanged (on May 18, 2001, Carole Salkind converted a $500,000 note into 4,303,425 shares of NCT common stock). To date, Issuer has not repaid any secured convertible note due Carole Salkind (except for a $250,000 note dated January 25, 2001) but has rolled the matured note into a new convertible note along with accrued interest and default penalty. Summarized below are the convertible notes held by Carole Salkind as of October 3, 2003:

                                                                  Conversion
       Issue Date          Due Date            Principal             Price
       ----------          --------            ---------            -----
         09/30/02           09/30/03           $ 3,770,098           0.0700
         11/07/02           11/07/03               400,000           0.0720
         11/20/02           11/20/03               400,000           0.0540
         12/02/02           12/02/03               350,000           0.0480
         12/16/02           12/16/03               400,000           0.0420
         12/26/02           12/26/03             2,381,487           0.0420
         12/30/02           12/30/03               350,000           0.0412
         01/15/03           01/15/04               450,000           0.0410
         01/23/03           01/23/04             2,747,635           0.0400
         01/30/03           01/30/04               350,000           0.0410
         02/11/03           02/11/04             1,252,592           0.0400
         03/04/03           03/04/04               450,000           0.0350
         03/13/03           03/13/04               980,802           0.0310
         03/13/03           03/13/04               864,616           0.0310
         04/02/03           04/02/04               450,000           0.0290
         04/11/03           04/11/04               450,000           0.0310
         04/21/03           04/21/04               450,000           0.0370
         05/15/03           11/15/03               450,000           0.0460
         05/22/03           11/22/03             1,692,463           0.0420
         05/28/03           11/28/03               415,000           0.0440
         06/12/03           12/12/03             2,449,812           0.0440
         06/12/03           12/12/03               435,000           0.0440
         06/28/03           12/28/03               410,000           0.0380
         07/14/03           01/14/04               410,000           0.0312
         07/14/03           01/14/04               414,481           0.0312
         07/28/03           01/28/04               414,750           0.0420

         07/28/03           01/28/04               410,000           0.0420
         08/07/03           02/07/04               622,529           0.0539
         08/18/03           02/18/04               425,000           0.0450
         08/28/03           02/28/04               414,885           0.0550
         08/28/03           02/28/04               375,000           0.0550
         09/11/03           03/11/04               580,650           0.0500
         09/12/03           03/12/04               400,000           0.0500
         10/02/03           04/02/04               816,096           0.0430
                                           -----------------
                                               $27,632,896
                                           =================

(b) Assumes the exercise in full of currently-vested warrants granted to Carole Salkind to acquire shares of NCT common stock. NCT amended the exercise prices on each of the warrants granted prior to December 20, 2001 to $0.071. The warrants to purchase shares of NCT common stock granted to Carole Salkind as of October 3, 2003, as amended to reduce the exercise prices, are as follows:



     Grant Date        Expiration Date      Exercise Price       Shares Granted
     ----------        ---------------      --------------       --------------
      02/13/01             02/13/06          $ 0.0710               7,042,254
      05/14/01             05/14/06            0.0710                 500,000
      08/22/01             08/22/06            0.0710                 625,000
      09/28/01             09/28/06            0.0710               1,000,000
      12/20/01             12/20/06            0.0710               1,250,000
      01/11/02             01/11/07            0.0790               2,789,082
      01/25/02             01/25/07            0.0900                 812,500
      01/25/02             01/25/07            0.0900                 312,500
      02/27/02             02/27/07            0.0790               1,034,266
      03/01/02             03/01/07            0.0790                 437,500
      05/02/02             05/02/07            0.0940               3,188,708
      05/02/02             05/02/07            0.0940               3,562,500
      05/29/02             05/29/07            0.0950               1,500,000
      06/02/02             06/02/07            0.0970               1,500,000
      07/03/02             07/03/07            0.0780               1,500,000
      07/12/02             07/12/07            0.0750              20,000,000
      07/15/02             07/15/07            0.0750               1,500,000
      07/23/02             07/23/07            0.0590               2,250,000
      08/14/02             08/14/07            0.0820               1,500,000
      08/29/02             08/29/07            0.0760               2,100,000
      09/09/02             09/09/07            0.0770               1,500,000
      09/30/02             09/30/07            0.0700              10,000,000
      09/30/02             09/30/07            0.0700              16,157,565
      11/07/02             11/07/07            0.0720               1,750,000
      11/20/02             11/20/07            0.0540               1,750,000
      11/21/02             11/21/07            0.0535               6,271,926
      12/02/02             12/02/07            0.0480               1,500,000
      12/16/02             12/16/07            0.0420               1,750,000
      12/26/02             12/26/07            0.0420              10,206,373
      12/30/02             12/30/07            0.0412               1,500,000

      01/15/03             01/15/08            0.0412               2,000,000
      01/23/03             01/23/08            0.0400              11,775,579
      01/30/03             01/30/08            0.0410               1,500,000
      02/11/03             02/11/08            0.0400               5,500,000
      03/04/03             03/04/08            0.0350               2,000,000
      03/13/03             03/13/08            0.0310               4,250,000
      03/13/03             03/13/08            0.0310               3,750,000
      04/02/03             04/02/08            0.0290               2,000,000
      04/11/03             04/11/08            0.0310               2,000,000
      04/21/03             04/21/08            0.0370               2,000,000
      05/15/03             05/15/08            0.0460               2,000,000
      05/22/03             05/22/08            0.0420               7,500,000
      05/28/03             05/28/08            0.0440               1,900,000
      06/12/03             06/12/08            0.0440              10,500,000
      06/12/03             06/12/08            0.0440               2,000,000
      06/28/03             06/28/08            0.0380               2,000,000
      07/14/03             07/14/08            0.0312               2,000,000
      07/14/03             07/14/08            0.0312               2,000,000
      07/28/03             07/28/08            0.0420               2,000,000
      07/28/03             07/28/08            0.0420               2,000,000
      08/07/03             08/07/08            0.0539               2,750,000
      08/18/03             08/18/08            0.0450               2,000,000
      08/28/03             08/28/08            0.0550               2,000,000
      08/28/03             08/28/08            0.0550               2,000,000
      09/11/03             09/11/08            0.0500               2,500,000
      09/12/03             09/12/08            0.0500               2,000,000
      10/02/03             10/02/08            0.0430               4,000,000
                                                             -----------------
                                                                  194,715,753
                                                             =================

(c) Assumes the exercise in full of currently-vested options granted to entities that are affiliated with Carole Salkind including Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc. (formerly known as Stopnoise.com, Inc.); Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo
Networks, Inc.; and Maple Industries, Inc. The options were granted in consideration of consulting services performed by each of these entities for NCT. Carole Salkind is the sole shareholder of Acme Associates, Motorworld, Inframe, Avant, Turbo Networks and Maple. Carole Salkind shares voting and dispositive power over all of the Acme Associates, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares. Carole Salkind's son is the sole shareholder of Leben Care and Stop Noise. As such, all of the Acme Associates, Leben Care, Stop Noise, Motorworld, Inframe, Avant, Turbo Networks and Maple option shares have been deemed beneficially owned by Carole Salkind. The options to purchase shares of NCT common stock granted to affiliates of Carole Salkind as of October 3, 2003 are as follows:

                                Grant        Expiration   Exercise         Number of
           Optionee             Date            Date       Price            Shares
           --------             ----            ----       -----            ------
Leben Care, Inc.              1/8/2002        01/24/07        $0.0790         1,500,000
Leben Care, Inc.              1/25/2002       05/22/06        $0.1300           600,000
Leben Care, Inc.              1/25/2002       05/22/06        $0.1300           300,000
Leben Care, Inc.              1/25/2002       05/22/06        $0.1300           450,000
Leben Care, Inc.              1/25/2002       05/22/06        $0.1300           500,000
Leben Care, Inc.              1/25/2002       01/24/07        $0.0900         5,000,000
                                                                       -----------------
   Subtotal                                                                   8,350,000
                                                                       -----------------

Stop Noise, Inc.              2/27/2002       06/30/06        $0.1200           625,000
Stop Noise, Inc.              2/27/2002       10/08/06        $0.0925         1,500,000
Stop Noise, Inc.              2/27/2002       02/26/07        $0.0790         1,250,000
                                                                       -----------------
   Subtotal                                                                   3,375,000
                                                                       -----------------

Acme Associates, Inc.         09/30/02        09/30/07        $0.0700        50,000,000
Acme Associates, Inc.         07/14/03        07/14/08        $0.0312        25,000,000
Acme Associates, Inc.         09/11/03        09/11/08        $0.0520         7,500,000
Acme Associates, Inc.         10/03/03        10/03/08        $0.0430         5,750,000
                                                                       -----------------
   Subtotal                                                                  88,250,000
                                                                       -----------------

Motorworld, Incorporated     12/26/2002       12/26/07        $0.0420     23,000,000

Inframe, Inc.                 01/23/03        01/23/08        $0.0420        23,000,000

Avant Interactive, Inc.       02/11/03        02/11/08        $0.0400         7,000,000
Avant Interactive, Inc.       03/12/03        03/12/08        $0.0310        13,500,000
Avant Interactive, Inc.       04/03/03        04/03/08        $0.0290         2,000,000
Avant Interactive, Inc.       04/11/03        04/11/08        $0.0310         2,000,000
                                                                       -----------------
   Subtotal                                                                  24,500,000
                                                                       -----------------

Turbo Networks, Inc.          04/17/03        04/17/08        $0.0370         2,000,000
Turbo Networks, Inc.          05/22/03        05/22/08        $0.0420        18,550,000
Turbo Networks, Inc.          06/28/03        06/28/08        $0.0400         2,000,000
                                                                       -----------------
   Subtotal                                                                  22,550,000
                                                                       -----------------

Maple Industries, Inc.        06/12/03        06/12/08        $0.0440        23,000,000

                                                                       -----------------
   Total                                                                    216,025,000
                                                                       =================


(d) Carole Salkind disclaims beneficial ownership as to 5,000 shares held by her separated spouse. The stock certificate for such shares is in the possession of the Issuer. As of the date of this filing, the value of these shares is approximately $215. Carole Salkind also disclaims beneficial ownership as to 2,175,000 currently exercisable option shares held by her separated spouse.

(e) Assumes the exercise in full of options granted to Acme Associates, Inc., a New Jersey corporation whose sole shareholder is Carole Salkind (refer to the table in footnote (c) above).


This Statement is jointly filed by Carole Salkind and Acme Associates, Inc. ("Acme" and, together with Carole Salkind, the "Reporting Persons"). This is the first Group Filing on Schedule 13D of the shares of common stock owned by the Reporting Persons. The shares of common stock owned by the Reporting Persons prior to June 12, 2003 were previously reported in individual filings on
Schedule 13D.


Item 1. Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of the following issuer:

         NCT Group, Inc.
         20 Ketchum Street
         Westport, CT  06880.

         NCT is a Delaware corporation.


Item 2. Identity and Background.

          1.   Carole Salkind

               Ms. Salkind is a shareholder of and an investor in NCT Group, Inc. and is the sole shareholder of Acme Associates, Inc. Ms. Salkind serves as Secretary to Clive Cummis, a partner in the firm, Sills Cummis Radin Tischman Epstein & Gross, which is engaged in the private practice of law. Such law firm is unaffiliated with NCT and has not performed legal services for NCT during the past twelve months. Her business address is c/o Sills Cummis Radin Tischman Epstein & Gross, One Riverfront Plaza, Newark, New Jersey 07102. Carole Salkind is a citizen of the United States of America.

          During the last five years, Carole Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2.   Acme Associates, Inc.

          Acme is a New Jersey corporation. The principal activities of Acme are packaging and delivering interactive electronic products and providing management consulting services. The principal business address of Acme is 322 Green Pond Road, Hibernia, New Jersey 07842. Carole Salkind is the sole shareholder of Acme. Morton Salkind, the separated spouse of Carole Salkind, serves as President of Acme and is authorized to sign this statement on Schedule 13D on behalf of Acme.

          During the last five years, neither Acme nor Morton Salkind, its President, nor Carole Salkind, its sole shareholder, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

          Carole Salkind purchased or acquired: (1) the notes convertible into NCT's common stock described in footnote (a) above in private placements under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"); (2) the warrants described in footnote
          (b) above in private placements under Section 4(2) of the Securities Act; (3) 4,303,425 shares of NCT's common stock upon conversion of a convertible note in a private placement under Section 4(2) of the Securities Act; (4) 863,250 shares of NCT's common stock in three private transactions with NCT under Section 4(2) of the Securities Act, each placed through the OTC Bulletin Board; (5) 9,542,143 shares of NCT's common stock in three private transactions with NCT under
          Section 4(2) of the Securities Act and in transactions placed through the NASDAQ National Market System; (6) 1,000,000 shares of NCT's common stock acquired on September 10, 2001 in a private placement with NCT under Regulation D under the Securities Act for a purchase price of $93,000; (7) 790,000 shares of NCT's common stock purchased in eight open market transactions placed through the OTC Bulletin Board on December 26, 27 and 28, 2001 at an aggregate price of $61,462, reflecting an average per share price of $0.0778; and (8) the options described in footnotes (c) and (d) above in private placements under Section 4(2) of the Securities Act. In each of these transactions, excluding the rollover of convertible notes in default, the warrant received by Carole Salkind on July 12, 2002, the warrant for 10,000,000 shares received by Carole Salkind on September 30, 2002 and the options granted, as outlined in footnotes (c) and (d) above, to Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.;
          Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; Maple Industries, Inc.; and Morton Salkind, Carole Salkind paid cash from personal funds. Carole Salkind paid for the warrant received on July 12, 2002 by the irrevocable waiver of all of her rights to exchange NCT notes for shares of common stock of Pro Tech Communications, Inc., a subsidiary of NCT. Carole Salkind paid for and received the warrant for 10,000,000 shares on September 30, 2002 by the irrevocable waiver of all of her rights to exercise a warrant for shares of common stock of Pro Tech Communications, Inc. The options described in footnote (c) above granted to each of Acme Associates, Inc.; Leben Care, Inc.; Stop Noise, Inc.; Motorworld, Incorporated; Inframe, Inc.; Avant Interactive, Inc.; Turbo Networks, Inc.; and Maple Industries, Inc. were in consideration of consulting services provided by each, respectively, to NCT.

Item 4. Purpose of Transaction.

          The Reporting Persons have acquired, directly and beneficially, the NCT securities described in footnotes (a) - (d) above for investment only with no view to acquire or otherwise exercise control of or over NCT. As noted in the Schedule 13D, Amendment No. 15, filed by her on December 21, 2001, Carole Salkind had determined to acquire up to 5,000,000 additional shares of common stock in open market purchases from time to time. To date, Carole Salkind has acquired 790,000 of the 5,000,000 shares of NCT common stock she has determined to acquire.

Item 5. Interest in Securities of the Issuer.

          (a) As of the date hereof, Carole Salkind beneficially owns 1,100,203,369 shares of the Issuer's common stock (the "Beneficially Owned Shares") consisting of (i) 16,498,818 shares of the Issuer's common stock; (ii) secured convertible notes of the Issuer whose aggregate outstanding principal amount as of the date hereof is convertible, currently or within 60 days of the date hereof, into 638,809,168 shares of the Issuer's common stock; (iii) secured convertible notes of the Issuer whose aggregate outstanding interest accrued through the date hereof is convertible, currently or within 60 days of the date hereof, into 26,588,775 shares of the Issuer's common stock; (iv) secured convertible notes of the issuer whose aggregate outstanding default penalty accrued through the date hereof is convertible, currently or within 60 days of the date hereof, into 5,385,855 shares of the Issuer's common stock; (v) warrants of the Issuer exercisable, currently or within 60 days of the date hereof, for an aggregate of 194,715,753 shares of the Issuer's common stock;
          (vi) options of the Issuer exercisable, currently or within 60 days of the date hereof, for 216,025,000 shares of the Issuer's common stock (see footnote (c) above); and (vii) 2,180,000 shares of Issuer's common stock held by Carole Salkind's separated spouse Morton Salkind (2,175,000 under currently exercisable options) (see footnote (d) above). The 1,100,203,369 Beneficially Owned Shares constitute 66.1% of 1,663,893,876 beneficially outstanding shares, representing the sum of (x) 580,194,325 (the number of shares of common stock of the Issuer issued and outstanding as of October 3, 2003); (y) the number of shares of the Issuer's common stock indicated above in Items 5(a)(ii), 5(a)(iii), 5(a)(iv), 5(a)(v) and 5(a)(vi); and (z) the number of shares under currently exercisable options from within Item 5(a)(vii).

          Acme Associates, Inc. beneficially owns 88,250,000 shares of common stock of NCT by virtue of options to purchase 88,250,000 shares of common stock of NCT that are exercisable currently or within 60 days of the date hereof.

          (b)  Carole  Salkind  has  sole  voting  and   disposition   power  of
          881,998,369  Beneficially  Owned Shares.  See footnotes (a), (b), (c),
          (d) and (e) above.

          Acme Associates, Inc. has sole voting and disposition power over all 88,250,000 shares of common stock of NCT Acme beneficially owns. See footnote (c) above.

          (c) Through October 3, 2003, Carole Salkind has funded Issuer an aggregate of $23,720,000 cash for Issuer's secured convertible notes (see footnote (a) above), of which $500,000 was converted into shares of NCT common stock and $250,000 was repaid. Further, Issuer defaulted on the repayment of notes as they matured and issued rollover notes to Carole Salkind, each comprised of the principal in default along with accrued interest (including interest calculated at a default rate of 13% after the maturity date on the principal in default along with interest through maturity calculated at 8%) and default penalty (10% of the principal in default). In some instances, Carole Salkind supplied NCT additional cash (included in the aggregate cash noted above) that was included in the rollover note.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

         None.

Item 7. Material to Be Filed as Exhibits.

          1. Joint Filer Agreement between Carole Salkind and Acme Associates, Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 2003


                                       /s/ Carole Salkind
                                       ---------------------------
                                       CAROLE SALKIND



                                       ACME ASSOCIATES, INC.

                                       By:  /s/  Carole Salkind
                                            ------------------------
                                            Carole Salkind
                                            Attorney-in-fact

                              JOINT FILER AGREEMENT

     This will confirm the agreement by and between the undersigned that the Securities and Exchange Commission Schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of NCT Group, Inc., a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.

     The undersigned hereby constitute and appoint Carole Salkind their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign the Schedule 13D and any and all amendments thereto, and to file the same and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute, may lawfully do or cause to be done, or have done or caused to be done prior to this date, with respect thereto, by virtue hereof.

     This agreement may be executed in two counterparts, each of which will be deemed an original, but which together shall constitute one and the same instrument. Either party may terminate this Joint Filer Agreement by written notice to the other party.



Dated:  June 28, 2003


                                        /s/ Carole Salkind
                                       ---------------------------
                                       CAROLE SALKIND



                                       ACME ASSOCIATES, INC.

                                       By:  /s/  Morton Salkind
                                            ------------------------
                                            Morton Salkind
                                            President